Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed interim consolidated financial statements prepared as at and for the three and nine months ended September 30, 2026 (the “Q3 2026 Financial Statements”) and the annual financial statements and the notes thereto of the Company for the year ended December 31, 2025. The Q3 2026 Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting. This discussion contains forward-looking statements that involve significant risks and uncertainties including those discussed in our Form 20-F for the year ended December 31, 2025, and our other filings with the Securities and Exchange Commission. Our actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below. All amounts are shown in U.S. dollars unless otherwise indicated. This MD&A was prepared as of November 9, 2026.

Overview

The Company is engaged in the acquisition and management of critical metal and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and re-industrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain. The Company commenced operations in October 2022 as a British Columbia corporation named Low Carbon Royalties Inc. In September 2025, the Company changed its name to The Metals Royalty Company Inc.

Our royalty-based business model is designed to enable us to participate in the long-term potential cash flows and commodity upside of large-scale, strategically significant critical metals and mineral assets, with reduced exposure to operational, development, or environmental risks typically associated with resource production operations. The Company’s portfolio consists of two royalty interests: (i) a 2.00% gross-overriding royalty (“GORR”) from TMC the metals company Inc.’s (“TMC”) wholly owned subsidiary, Nauru Ocean Resources, Inc. (“NORI”) in the Clarion-Clipperton Zone of the north-east Pacific Ocean (“CCZ”) (the “NORI Royalty”); and (ii) an indexed gross production revenue royalty (with a revenue floor) on direct-reduction-grade (“DR Grade”) iron ore pellets produced from Mesabi Metallics Company LLC’s (“Mesabi Metallics”) iron ore project located in Nashwauk, Minnesota (the “Mesabi Property”). We believe we are well-positioned to benefit from growth in global demand for critical metals and minerals, and the needs of operators for alternative sources of financing to fund their mining and extraction operations.

In September 2025, we entered into an assignment and assumption agreement (the “Contribution Agreement”), as amended in December 2025, with a former subsidiary, 1554997 B.C. Ltd., to contribute our royalties in respect of NG Energy International Corp.’s operations (the “Oil and Gas Royalties”) to 1554997 B.C. Ltd. in anticipation of distributing the shares of 1554997 B.C. Ltd. to our existing shareholders as a return of capital (the “Spin-Out”). The Spin-Out was consummated on December 18, 2025, and we no longer have any interest in the Oil and Gas Royalties business.

In connection with the Spin-Out, we met the criteria for classifying the Oil and Gas Royalties business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the results of operations have been adjusted for all periods presented to present the Oil and Gas Royalties business as discontinued operations.

We do not conduct exploration, development or mining operations on the properties in which we hold interests and we are not required to contribute additional capital costs, exploration costs, environmental costs or other operating costs on these properties.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market, and its common shares commenced trading on Nasdaq under the ticker symbol “TMCR”.

Royalty Portfolio

TMC (Exploration — Critical Minerals — NORI (CCZ)) — 2.00% GORR

In Q3 2024, TMC announced the successful commercial-scale processing of polymetallic nodules, producing calcine.

In April 2025, TMC submitted its application for Commercial Recovery of Deep-Sea Minerals in the High Seas under the US Seabed Mining Code.

In May 2025, TMC announced a $37 million equity investment from strategic investors.

In June 2025, TMC announced an $85.2 million strategic investment from Korea Zinc, a world-leader in non-ferrous metal refining and pCAM technology to advance development of deep-seabed critical minerals for the United States.

In August 2025, TMC announced receipt of notice of full compliance from the National Oceanic and Atmospheric Administration (“NOAA”) on its exploration application and reconfirmation that TMC USA has priority right over both exploration areas. In conjunction with this announcement, TMC announced the world’s first mining reserves for a seafloor polymetallic nodule project with 51 million tonnes (Mt) of probable mineral reserves and expected commercial production to commence in the fourth quarter of 2027.

In January 2026, TMC USA submitted a consolidated application for an exploration license and commercial recovery permit under NOAA’s updated regulatory framework.

On May 1, 2026, TMC announced that the NOAA has determined that the consolidated application submitted by TMC USA for an exploration license and commercial recovery permit under the Deep Seabed Hard Mineral Resources Act is in full compliance with the requirements of the Act and its implementing regulations. In August 2026, TMC announced that NOAA had published TMC USA’s consolidated application in the Federal Register, commencing the public comment period that precedes certification.

Mesabi (Development — DR Grade Iron Ore Pellets  —  Minnesota, USA) — 2% Index-Priced Royalty with a Revenue Floor

On May 6, 2026, the Company entered into a royalty purchase agreement (as amended on June 1, 2026 and August 24, 2026) (the “Royalty Purchase Agreement”) with Ironclad Royalties LLC and Mesabi Investments (USA) LLC (collectively, “Mesabi”) to acquire an indexed gross production revenue royalty (with a revenue floor) on direct reduction-grade (“DR-Grade”) iron ore pellets produced from Mesabi Metallics Company LLC’s iron ore project (the “Mesabi Property”) located in Nashwauk, Minnesota (the “Mesabi Royalty Transaction”).

On June 1, 2026, the Company completed the Mesabi Royalty Transaction for $132.5 million, comprising $125.0 million in cash and $7.5 million in common shares of the Company at $13.00 per common share.

On August 24, 2026, the Company purchased an additional 1.0% royalty (the “Additional Purchased Royalty”). The initial consideration paid was $131.2 million, comprising $105.0 million in cash and 4,365,079 common shares of the Company (the “Consideration Shares”) valued at $26.2 million. Although the Consideration Shares have a reference price of $6.30 per common share in the contractual agreement, under IFRS, the shares were recorded based on the August 24, 2026 closing price of $6.00 per common share.

The Mesabi royalty is an indexed gross production revenue royalty (with a revenue floor) on DR Grade iron ore pellets, calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price (the “Mesabi Royalty”). Indexed gross production revenue royalties are based on the volume of a defined product produced, applied at a percentage rate to a published commodity price index (typically with a contractual floor, and in some cases, ceiling). The Mesabi Royalty entitles the Company to a base royalty rate of 2.0% of gross revenue from the annual production of DR-Grade iron ore pellets from the Mesabi Property, subject to a floor of $3.00 per metric tonne, of up to 8.5 million tonnes per annum (“Mtpa”). Once annual production in any calendar year exceeds 8.5 Mtpa, gross revenue from such overage is subject to a separate royalty of 0.50%, subject to a floor of $0.75 per metric tonne. Following cumulative production of 170 million tonnes, the base and overage royalty would step down to 0.50% on production up to 8.5 Mtpa, subject to a floor of $0.75 per metric tonne, and 0.125% on production above 8.5 Mtpa, subject to a floor of $0.1875 per metric tonne.

The Mesabi Royalty comprises the 1.0% royalty acquired on June 1, 2026 and the 1.0% Additional Purchased Royalty, each acquired on substantially identical terms. Royalty payments are due within 20 days after the end of each calendar quarter.

The Company also holds a right of first offer on the portion of Ironclad Royalties LLC’s existing royalty on the Mesabi Property not acquired by the Company.

Based on Mesabi Metallics’ most recent project reporting, overall project completion stood at 99.25% as of August 31, 2026. Mesabi Metallics has reported that it remains on track to achieve first production in the fourth quarter of 2026. We hold a royalty interest in, and do not operate or control, the Mesabi Property, and we have not independently verified the foregoing information, which is derived from information provided by Mesabi Metallics and Essar Group.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2026 and 2025

The following table summarizes our results of operations for the three and nine months ended September 30, 2026 and 2025. These results take into consideration the classification of the Oil and Gas Royalties business as a discontinued operation.

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2026	2025	$ Change	2026	2025	$ Change
General and administrative expenses	$2,189,258	$2,166,346	$22,912	$9,472,252	$2,502,988	$6,969,264
Share-based compensation expenses	7,477,908	—	7,477,908	17,060,169	39,931	17,020,238
Total operating expenses	9,667,166	2,166,346	7,500,820	26,532,421	2,542,919	23,989,502
Operating loss	(9,667,166)	(2,166,346)	(7,500,820)	(26,532,421)	(2,542,919)	(23,989,502)
Finance costs / (income), net	7,651,207	(49,312)	7,700,519	7,619,711	(77,089)	7,696,800
Fair value gain on derivative instruments	(21,797,381)	—	(21,797,381)	(21,797,381)	—	(21,797,381)
Income / (Loss) from continuing operations before recovery of income taxes	4,479,008	(2,117,034)	6,596,042	(12,354,751)	(2,465,830)	(9,888,921)
Recovery of income taxes from continuing operations	—	537,145	(537,145)	—	537,145	(537,145)
Net income / (loss) from continuing operations	4,479,008	(1,579,889)	6,058,897	(12,354,751)	(1,928,685)	(10,426,066)
Net income from discontinued operations	—	318,251	(318,251)	—	731,241	(731,241)
Net income / (loss) and comprehensive income / (loss)	$4,479,008	$(1,261,638)	$5,740,646	$(12,354,751)	$(1,197,444)	$(11,157,307)

Three Months ended September 30, 2026 compared to Three Months ended September 30, 2025

General and administrative expenses for the three months ended September 30, 2026 were comparable to the three months ended September 30, 2025. Although the totals were comparable, the three months ended September 30, 2025 included $1.6 million of direct listing expenses, while the three months ended September 30, 2026 reflected higher salaries and benefits, office and administrative expenses, legal and accounting expenses and insurance and regulatory expenses associated with operating as a public company.

Share-based compensation expenses increased by $7.5 million due to shares issued in the third quarter of 2026 in connection with an initial signing equity incentive grant to the Company’s new Co-Chair, as well as other equity grants issued in 2026 and the fourth quarter of 2025.

Finance costs for the three months ended September 30, 2026 consist of interest expense of $3.0 million, transaction costs of $2.6 million related to embedded derivatives that were immediately expensed, and loss on debt extinguishment of $2.0 million. Finance income for the three months ended September 30, 2025 relates to interest income earned on its cash balances.

The fair value gain on derivative instruments primarily relates to the conversion feature of the convertible notes of $28.3 million, the Mesabi revenue floor of $1.5 million and the warrants of $0.6 million. These were partially offset by the fair value loss on the contingent consideration of $4.4 million and the fair value loss on a loan prepayment derivative of $4.1 million.

Nine Months ended September 30, 2026 compared to Nine Months ended September 30, 2025

General and administrative expenses increased by $7.0 million from $2.5 million for the nine months ended September 30, 2025 to $9.5 million for the nine months ended September 30, 2026. The increase was primarily due to the following factors:

•	Direct listing costs increased by approximately $1.4 million, due to higher advisory fees, legal fees associated with the preparation and review of our registration statement, third-party service providers for accounting support, as well as additional audit and consent letter fees incurred with the registration process;

•	Personnel costs increased by $2.0 million, primarily due to hiring personnel to support the Company’s growth strategy, our obligations as a public company, as well as incentive compensation accrued during the period;

•	Office and administrative expenses increased by $1.6 million, largely due to higher travel and investor relations costs;

•	Legal and accounting fees increased by $1.4 million, primarily associated with legal fees for ongoing corporate and securities matters, tax advisory services, and audit fees;

•	Insurance and regulatory expenses increased by $0.5 million, due to directors and officers insurance as well as regulatory filing costs that the Company has incurred as a publicly traded entity; and

•	Consulting fees increased by $0.2 million due to general advisory services.

Share-based compensation expenses increased by $17.0 million due to shares issued to consultants and the Company’s new Co-Chair in 2026 and equity grants issued in 2026 and the fourth quarter of 2025.

Finance costs for the nine months ended September 30, 2026 consist of interest expense of $3.5 million, transaction costs of $2.6 million related to embedded derivatives that were immediately expensed, and loss on debt extinguishment of $2.0 million, partially offset by interest income earned on its cash balances of $0.6 million. Finance income for the nine months ended September 30, 2025 relates to interest income earned on its cash balances.

The fair value gain on derivative instruments primarily relates to the conversion feature of the convertible notes of $28.3 million, the Mesabi revenue floor of $1.5 million and the warrants of $0.6 million. These were partially offset by the fair value loss on the contingent consideration of $4.4 million and the fair value loss on a loan prepayment derivative of $4.1 million.

Discontinued operations

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2026	2025	$ Change	2026	2025	$ Change
Royalty income	$—	$294,726	$(294,726)	$—	$820,556	$(820,556)
Depletion	—	(44,068)	44,068	—	(156,908)	156,908
Recovery of income taxes	—	67,593	(67,593)	—	67,593	(67,593)
Net income from discontinued operations	$—	$318,251	$(318,251)	$—	$731,241	$(731,241)

For the three and nine months ended September 30, 2025, discontinued operations consist of royalties earned from the sale of commodities that underlie royalty rights related to the Oil and Gas Royalties business, net of depletion. The Spin-Out transaction was completed on December 18, 2025, and accordingly, there were no discontinued operations during the three and nine months ended September 30, 2026.

Long-Term Debt

ALSC Loan Agreement

On June 1, 2026, in connection with the Mesabi Royalty Transaction, the Company entered into a loan agreement with American Life & Security Corp. (the “ALSC Loan Agreement”) where the lender agreed to make available to the Company an aggregate principal amount of $51.8 million. The ALSC Loan Agreement has a senior secured term loan facility in the principal amount of $44.6 million (the “ALSC Term Loan Facility”) and a senior secured delayed draw term loan facility in the principal amount of $7.2 million (the “ALSC DDTL Facility”). The advances under the ALSC Term Loan Facility and ALSC DDTL Facility (together, the “ALSC Loan Facilities”) are subject to an original issue discount of 3.50%, and bear interest at an initial rate of 9.00% per annum, subject to scheduled increases over the term of the ALSC Loan Facilities. The Company is also required to pay a standby fee at a rate of 2.00% per annum on the average daily undrawn portion of the ALSC DDTL Facility. The ALSC Loan Facilities mature 36 months after the funding date, or June 1, 2029, and are secured by a first-priority security interest in substantially all of the Company’s assets, and a first-priority pledge of the equity interests of the Company’s subsidiaries.

On June 1, 2026, the Company drew the full $44.6 million principal available under the ALSC Term Loan Facility. After adjusting for the original issue discount (“OID”) of $1.6 million and financing costs of $0.9 million, the net proceeds from the ALSC Term Loan Facility were $42.1 million. The ALSC DDTL Facility remained undrawn until it was cancelled on August 24, 2026.

Except for scheduled amortization payments, any repayment of principal occurring on or before the 24-month anniversary of the June 1, 2026 closing date is subject to a prepayment fee equal to a prepayment multiple of 0.15 in year one and 0.30 in year two of the principal repaid, less interest and OID previously paid on that principal. If the principal amount is repaid in full on or before the 24-month anniversary, an additional fee applies, equal to the greater of zero and the amount by which the prepayment multiple applied to the original principal exceeds all OID, interest, and prepayment fees already paid.

The prepayment option is not clearly and closely related to the host contract. As a result, it is accounted for as an embedded derivative that is required to be separated from the loan and measured at fair value through profit or loss. As at June 1, 2026, the fair value of the prepayment option was nil.

On August 24, 2026, the ALSC Loan Facilities were repaid in full. The derivative liability associated with the prepayment fee was $4.1 million, which was recorded as a fair value loss on derivative instruments. The repayment of the ALSC Loan Facilities was accounted for as an extinguishment of financial liability. As a result, the difference between the carrying amount of the liability extinguished and the amount paid for the principal was recognized as a loss on debt extinguishment of $2.0 million.

MBL Credit Agreement

On August 24, 2026, the Company entered into a loan agreement with the guarantors party thereto, the lenders party thereto and Macquarie Bank Limited (“MBL”) as administrative agent and collateral agent, providing for a senior secured first lien term loan in an aggregate principal amount of $25.0 million (the “MBL Loan”), which was fully drawn at closing. The proceeds of the MBL Loan were used to fund a portion of the Additional Purchased Royalty, repay a portion of the ALSC Loan Facilities, and pay certain financing costs.

The MBL Loan bears interest at a rate per annum equal to Adjusted Term SOFR plus a margin of 4.00% and has a 24-month term, subject to a 12-month extension option. Prepayments are subject to a make-whole amount. The MBL Loan is guaranteed by the Company’s subsidiaries and secured on a first-priority basis by liens on substantially all of the assets of the Company and the guarantors, and ranks ahead of the Notes (as defined below) under an intercreditor agreement dated August 24, 2026.

The prepayment option is not clearly and closely related to the host contract. As a result, it is accounted for as an embedded derivative that is required to be separated from the loan and measured at fair value through profit or loss. As at August 24, 2026 and September 30, 2026, the fair value of the prepayment option was nominal.

In connection with the MBL Credit Agreement, the Company issued 500,000 common share purchase warrants to Macquarie Bank Limited. Each warrant entitles the holder to purchase one common share at an exercise price of $8.66 per common share at any time prior to August 24, 2031, subject to customary anti-dilution adjustments, and may be exercised on a net basis. The warrants are classified as a derivative financial liability measured at FVTPL. The warrants had a fair value of $1.2 million on issuance, estimated using the Black-Scholes option pricing model. The MBL Loan is a financial liability measured at amortized cost. Its initial carrying amount of $22.6 million is the $25.0 million principal less the fair value of the warrants and other directly attributable costs of $1.3 million. On September 30, 2026, the warrants were revalued at $0.5 million, and the Company recorded a fair value gain of $0.6 million for the three and nine months ended September 30, 2026.

Convertible Notes

On August 24, 2026, concurrent with the closing of the Additional Purchased Royalty, the Company issued $140,035,000 aggregate principal amount of 8.00% Convertible Senior Secured Second Lien Notes due September 15, 2031 (the “Notes”) in a private placement at an issue price of 95% of principal, for gross proceeds of $133,033,250. The proceeds of the Notes were used to fund a portion of the Additional Purchased Royalty, repay a portion of the ALSC Loan Facilities, and pay certain financing costs.

The Notes bear interest at a rate of 8.00% per annum, consisting of (i) from the issue date to but excluding September 15, 2027, cash interest at a rate of 6.00% per annum and interest payable in kind (“PIK Interest”) at a rate of 2.00% per annum, (ii) from September 15, 2027 to but excluding September 15, 2028, cash interest at a rate of 7.00% per annum and PIK Interest at a rate of 1.00% per annum, and (iii) from and after September 15, 2028, cash interest at a rate of 8.00% per annum. PIK Interest is payable through an increase in the principal amount of the Notes or the issuance of additional Notes. Interest is payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2027. The Notes will mature on September 15, 2031, unless earlier converted, redeemed or repurchased. The Notes are guaranteed by the Company’s subsidiaries and secured on a second-priority basis by liens on substantially all of the assets of the Company and the guarantors, and ranks junior to the MBL Loan under an intercreditor agreement dated August 24, 2026.

At the holder’s option, the Notes are convertible into common shares at an initial conversion rate of 115.4401 common shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $8.66 per common share). Upon conversion, the Company will satisfy its conversion obligation in cash, common shares, or a combination of cash and common shares, at the Company’s election. The conversion rate is subject to customary antidilution adjustments.

On or after September 15, 2029, the Company may redeem all or a portion of the Notes at a redemption price equal to 112.5% of the principal amount of the Notes, or 107.5% of the principal amount if the redemption date occurs on or after September 15, 2030.

The Notes are hybrid instruments. The host debt is a financial liability measured at amortized cost using the effective interest method. The conversion feature and redemption option are accounted for as embedded derivatives measured at FVTPL. At initial recognition, the conversion feature was measured at a fair value liability of $57.3 million, the redemption option had a fair value of $nil and the host liability was recognized as the residual value of $75.7 million. Transaction costs were allocated between the host and the embedded derivative in proportion to their initial carrying amounts; the portion allocated to the derivative liability was expensed and the portion allocated to the host liability is included in the effective interest rate. On September 30, 2026, the conversion feature was revalued at $29.0 million and the redemption feature was revalued at $nil.

As at September 30, 2026, the Company was in compliance with its financial covenants.

Share Capital

On March 23, 2026, Nasdaq granted conditional approval to list our common shares under the symbol “TMCR”. As a result, the escrow release requirements related to the subscription receipts were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts. The Company incurred issuance costs of $0.2 million in connection with the subscription receipt financing.

During the nine months ended September 30, 2026, the Company issued 1,066,068 shares to consultants of the Company for $5.5 million for past consulting services. On July 13, 2026, the Company granted Mr. Michael B. Hess, a director of the Company, an inducement bonus of $5.9 million, which was satisfied by awarding Mr. Hess 1,000,000 unrestricted stock awards. As a result, the Company issued 1,000,000 common shares of the Company to Mr. Hess. The Company recorded share-based compensation expense of $11.5 million for the nine months ended September 30, 2026 related to these share issuances.

On June 3, 2026, the Company issued 77,889 common shares to Yorkville at $12.84 per share as consideration for the commitment fees payable under the SEPA. The Company recorded share-based compensation expense of $1.0 million related to this share issuance.

On May 19, 2026, the Company issued 139,664 common shares in connection with the vesting of performance share units.

On June 1, 2026, concurrent with the closing of the Mesabi Royalty Transaction, the Company issued and sold 6,164,141 common shares in a private placement to certain institutional and accredited investors at $13.00 per common share for aggregate gross proceeds of approximately $80.1 million (the “PIPE Financing”). The Company incurred issuance costs of $5.9 million in connection with the PIPE Financing. In addition, the Company issued 576,923 common shares at $13.00 per common share to Ironclad Royalties LLC to satisfy the share consideration payable of $7.5 million under the Mesabi Royalty Transaction.

On August 24, 2026, the Company issued 4,365,079 common shares to Mesabi as partial consideration for the Additional Purchased Royalty. Although the Consideration Shares have a reference price of $6.30 per common share, under IFRS, the shares were recorded based on the August 24, 2026 closing price of $6.00 per common share.

Liquidity and Capital Resources

Since our inception, we have incurred operating losses. Our source of liquidity is cash generated from equity issuances and debt financing (see “Long-Term Debt” and “Share Capital”).

Our working capital and liquidity position as at September 30, 2026 consists of current assets of $11.8 million, including cash of $10.6 million, and a working capital deficit of $29.5 million. After excluding the contingent consideration and derivative liabilities, which will be settled in common shares, adjusted working capital is $9.8 million as of September 30, 2026. This compares to current assets of $18.9 million, including cash of $18.4 million, working capital and adjusted working capital of $17.1 million, as of December 31, 2025.

We expect our expenses to increase in connection with our ongoing activities, as we incur substantial accounting and compliance costs associated with being a public company. We have not received any royalty revenue from either the NORI Royalty or the Mesabi Royalty, and our ability to service our debt obligations depends on our cash on hand and our ability to raise additional capital or commence royalty revenue prior to maturity of the MBL Loan and the Notes.

Until such time that we can generate royalty revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings or debt offerings. Even if we do achieve profitability, we may finance additional royalty or other interests through these means. To the extent that we raise additional capital through the sale of common shares, convertible securities or other equity securities, current ownership interests will be diluted. If we raise additional funds through debt financing, if available, this may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. We may be required to raise additional funds when needed through the issuance of equity or debt and if we are unable to raise additional funds when needed, it will have an adverse impact on our business.

In July 2025, the Company entered into a subscription receipt agreement with Odyssey Trust Company (“Odyssey”), as amended on December 17, 2025, providing for the issuance of up to 4,000,000 subscription receipts at $5.00 per subscription receipt. During the year ended December 31, 2025, $15.7 million of gross proceeds was received by Odyssey related to 3,134,481 subscription receipts sold under this arrangement. On March 23, 2026, the Nasdaq granted conditional approval to list our common shares. As a result, the escrow release requirements were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow by Odyssey, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts. The Company incurred issuance costs of $0.2 million in connection with the subscription receipt financing.

In July 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”). Under the SEPA, upon the public listing of the Company’s shares and the close of the subscription receipt financing, Yorkville is committed to buying up to $100.0 million of the Company’s common shares during the 36 months following the effective date of the SEPA. The Company, at its sole discretion, has the right, but not the obligation, to sell to Yorkville common shares at 96% – 97% of market price. The obligation to purchase shares is limited by i) Yorkville’s ownership limitation of 4.99% of the common shares ii) the number of registered common shares of the Company, and iii) the shares issued under the SEPA cannot exceed 19.99% of the issued and outstanding common shares of the Company. On October 22, 2026, the Company’s registration statement to register the shares issuable under the SEPA was declared effective. As at September 30, 2026 and November 9, 2026, there were no shares issued under the SEPA.

As at November 9, 2026, the Company had 67,450,877 common shares issued and outstanding. In addition, there were 1,876,000 stock options outstanding, which may be exercised to purchase an equivalent number of common shares at a weighted average exercise price of $5.50 per share. The Company also had 913,500 RSUs and 4,494,438 PSUs outstanding, which may be settled for an equivalent number of common shares upon vesting. The Company also had outstanding 500,000 common share purchase warrants, each exercisable for one common share at an exercise price of $8.66 per share and $140,035,000 aggregate principal amount of Notes, which are convertible at an initial conversion rate into approximately 16.2 million common shares.

Summary of Cash Flows

The following table provides information regarding our cash flows for the periods presented:

For the nine months ended,	September 30, 2026	September 30, 2025
Net cash provided by (used in):
Operating activities	$(10,265,647)	$(278,368)
Investing activities	(231,003,132)	—
Financing activities	233,526,114	9,526,324
Net increase / (decrease) in cash	$(7,742,665)	$9,247,956

Operating Activities

During the nine months ended September 30, 2026, operating activities used $10.3 million in cash, primarily due to a net loss from continuing operations of $12.4 million, which included a non-cash fair value gain on derivative instruments of $21.8 million, partially offset by non-cash share-based compensation of $17.1 million and finance costs of $7.6 million, as well as net interest paid of $0.4 million and changes in working capital $0.4 million.

During the nine months ended September 30, 2025, operating activities used $0.3 million in cash, primarily due to a net loss from continuing operations of $1.9 million, offset by working capital changes of $0.7 million. This was partially offset by cash flows from discontinued operations of $0.9 million.

Investing Activities

During the nine months ended September 30, 2026, investing activities of $231.0 million were primarily related to the acquisition of the Mesabi Royalty.

There were no investing activities during the nine months ended September 30, 2025.

Financing Activities

During the nine months ended September 30, 2026, net cash provided by financing activities was primarily from the net proceeds of the ALSC Term Loan Facility, the MBL Loan, the Notes, the PIPE Financing, and the conversion of subscription receipts into common shares. These were partially offset by the repayment of the ALSC Loan Facilities on August 24, 2026.

During the nine months ended September 30, 2025, the Company raised $10.6 million of equity, net of expenses, and paid a return of capital of $1.1 million in cash.

Contractual Obligations and Other Commitments

The Company may issue additional common shares as contingent consideration for the Additional Purchased Royalty, as disclosed in Note 5 “Royalty and streaming interests” of our interim condensed consolidated financial statements for the three and nine months ended September 30, 2026 and the accompanying notes. The number of common shares to be issued as contingent consideration will be determined by multiplying the Consideration Shares by the difference between $6.00 and the five-day volume weighted average trading price on August 24, 2027, 12 months following the issuance of the Consideration Shares, and divided by such five-day volume weighted average trading price. The contingent consideration is recorded as an additional cost of the intangible asset. It is accounted for as a financial liability measured at FVTPL, where subsequent changes in fair value are recognized in net income / (loss).

During the nine months ended September 30, 2026, the Company capitalized $231.4 million to the intangible asset in respect of the Mesabi Royalty Transaction and the Additional Purchased Royalty, including the estimated contingent consideration of $5.3 million. At September 30, 2026, the contingent consideration was revalued at $9.7 million, and the Company recorded a fair value loss of $4.4 million for the nine months ended September 30, 2026. The Company estimated the fair value of the contingent consideration using a Monte Carlo Simulation.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Related Party Transactions

Related party transactions include transactions with directors and executives who represent key management personnel. Refer to Note 13 “Related Party Disclosures” of our interim consolidated financial statements for the three and nine months ended September 30, 2026 and the accompanying notes.

Critical Judgments, Estimates and Assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

Asset Acquisitions

Asset acquisitions are recorded at cost, which can include cash consideration and common share consideration. The cost basis of asset acquisitions are based on the estimated fair value of the consideration paid unless the estimated fair value of the acquired assets is considered more reliable. When asset acquisitions are included in the same arrangement as other assets or services, the estimated fair value of the acquired assets and services is used to allocate the consideration paid on a relative fair value basis if fair value can be reliably estimated for all of the assets and services. Otherwise, the estimated fair value for the more reliably estimated component is used, with the residual value allocated to the other component. For those asset acquisitions measured based on the estimated fair value of the consideration paid, changes in the assumptions of the fair value of common shares may materially affect the initial recognition amount for transactions that include common share consideration. For those asset acquisitions measured based on the estimated fair value of the acquired assets, changes in the assumptions of the fair value of those assets may materially affect the initial recognition amount.

Depletion

Royalty and streaming interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of, and assessing the recoverability of, the carrying value of royalty and streaming interests. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including the estimated number of units of proved plus probable reserves. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and streaming interests.

Impairment and reversal of impairment of royalty and streaming interests

Assessment of impairment and reversal of impairment of royalty and streaming interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty and streaming interests. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse or beneficial change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecasted commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve conversion, future capital expansion plans and the associated attributable production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and streaming interests could impact the impairment or impairment reversal analysis.

Valuation of share-based compensation

Management determines the costs for share-based compensation using market-based and non-market-based valuation techniques. The fair value of the stock option awards and restricted share units with service-based vesting conditions (“RSUs”) and restricted share units with service-based and performance-based vesting conditions (“PSUs”) is determined at the date of grant for employees and as service is provided for non-employees. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the fair value of the underlying common share, future volatility of the share price, expected dividend yield, future employee turnover rates, option exercise behaviors, the estimated vesting period for PSUs, and the probability of achieving non-market vesting conditions. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation.

Income taxes

The interpretation and application of new and existing tax laws or regulations in Canada, the United States of America or any of the countries in which the Company’s royalty interests are located requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves. The Company reassesses its deferred income tax assets at the end of each reporting period.

Discontinued operations

The assessment of whether the held for sale criteria are met requires the use of judgment by management. Under IFRS 5, the judgmental criteria include whether the asset (or disposal group) is available for immediate sale in its present condition, whether the likelihood of sale is highly probable, and the disposal must be expected to be completed within one year from the date of classification. Changes in any of the judgements used in determining if an asset (or disposal group) meets the held for sale criteria could impact the classification of the related assets and liabilities and presentation of income (loss) between continuing and discontinued operations.

Valuation of Spin-Out

The valuation of the net assets distributed to the Company’s shareholders as part of the Spin-Out was recognized at fair value, based on the estimated fair value of the royalty interests transferred, and the accrued royalty collections from the Oil and Gas business since April 30, 2025 and cash and accounts receivable at April 30, 2025. Significant assumptions used in estimating the fair value of the royalty interests in the Maria Conchita Block and SN-9 Block included discount rates that reflect current market conditions and uncertainties, as well as estimated future cash flows attributable to the royalty interest derived from proved reserves estimates.

Valuation of the Mesabi revenue floor embedded derivative

The Mesabi Royalty Transaction and the Additional Purchased Royalty entitle the Company to a royalty calculated as the greater of (i) a stated percentage of the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price and (ii) a fixed minimum price per metric tonne of production (the revenue floor). The Company has determined that the revenue floor is not closely related to the economic characteristics of the host contract and that a stand-alone instrument with the same terms as the revenue floor would meet the definition of a derivative. Because the host contract is not measured at fair value through profit or loss (“FVTPL”), the revenue floor is separated from the host contract and accounted for as a stand-alone derivative asset recognized at FVTPL.

The fair value of the Mesabi revenue floor is calculated using a Monte Carlo Simulation, and is subject to significant estimates including the forecast pellet prices, expected annual production volumes, the volatility of the index price, and the discount rate applied. A reasonably possible change in these assumptions could result in a material change to the carrying amount of the derivative asset in future periods.

Valuation of the conversion feature of the convertible notes

Estimates were used in determining the fair value of the conversion feature of the convertible notes. The Company used judgment in concluding that the convertible notes are hybrid financing instruments as a result of the embedded derivative liability that is the equity conversion with issuer settlement options. The fair value of the convertible notes is calculated using a binomial lattice model and is subject to various estimates including future cash flows, discount rates, credit spreads and volatility. A reasonably possible change in these assumptions could result in a material change to the carrying amount in future periods.

Valuation of the contingent consideration

Estimates were used in determining the fair value of the contingent consideration. The fair value of the contingent consideration is calculated using a Monte Carlo Simulation and is subject to estimates related to the simulated future stock price, dividend yield, discount rate and volatility. A reasonably possible change in these assumptions could result in a material change to the carrying amount of the derivatives in future periods.

Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial assets are cash and the Mesabi revenue floor derivative asset. The Company’s principal financial liabilities comprise accounts payable and accrued liabilities, long-term debt, contingent consideration and derivative liabilities. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to credit risk, liquidity risk, commodity price risk, foreign currency risk, interest rate risk, equity price risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks and ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to our cash and receivables. As of September 30, 2026, our maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its receivable balances.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands, including debt service payments. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

The Company expects to meet its future financing requirements, including repayment of the MBL Loan and Notes, by refinancing maturing debt and the issuance of equity when considered appropriate, including the issuance of common shares under the SEPA, once the registration is effective. If the Company fails to make or renegotiate interest or principal payments, comply with its financial covenants, or issue additional equity or debt when required, the Company’s financial condition and results of operations could be materially adversely affected.

Commodity price risk

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue with changes in commodity prices. Commodity prices for metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

Foreign currency risk

Although the Company reports its financial results in United States dollars, certain expenses and potential future investments related to its royalty interests may be denominated in foreign currencies. As a result, the Company is subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. The Company does not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect the Company’s financial condition and results of operations.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Because the Notes bear interest at fixed interest rates, the Company’s cash flows on the Notes are not directly exposed to fluctuations in market interest rates. The Company is exposed to cash flow interest rate risk on the MBL Loan, as it is a floating rate loan.

Equity price risk:

Equity price risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in the Company’s share price. The fair values of the Company’s contingent consideration, warrants, and conversion feature on the Notes are susceptible to equity price risk arising from uncertainties in future prices.

Capital risk management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash and outstanding debt, which is managed by the Company’s management team subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2026, except as described above. The Company is subject to financial covenants under the MBL Credit Agreement and the Notes. As of September 30, 2026, the Company had cash totaling $10.6 million, and was in compliance with its financial covenants.

Dependence on third-party operators

We are not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by us. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from our asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators may not always be aligned with our interests. As an example, it will usually be in our interest to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by us. Our inability to control or influence the exploration, development or operations for the properties in which we hold or may hold royalties or streams may have a material adverse effect on our business, results of operations and financial condition. In addition, the owners or operators may take action contrary to our policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with us; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with us.

We may not be entitled to any compensation if the properties in which we hold or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which we hold an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which we have little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on our business, results of operations and financial condition. The effect of any such transaction on us may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honored by operators of a project

Non-performance by our counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, we may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that our financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfill their contractual obligations in the future. Such failure could have a material adverse effect on our business, results of operations and financial condition.

To the extent grantors of royalties or streams that are or may be held by us do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time-consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adverse to us, it may have a material adverse effect on our business, results of operations and financial condition.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. The provisions include:

•	we are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	we are not required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay”, “say-on-frequency” and “say-on-golden parachutes”; and

•	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of our direct listing or such earlier time we no longer qualify as an emerging growth company. We would cease to qualify as an emerging growth company upon the earliest of (a) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (b) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities and (c) the last day of the fiscal year in which the market value of our common shares held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Foreign Private Issuer Status

We will report under the Exchange Act as a “foreign private issuer” under the U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act, as amended, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our executive officers, the members of our board of directors and our principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Since March 18, 2026, our officers and directors, but not our principal shareholders, have been subject to the reporting requirements of Section 16(a) of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held or record by U.S. residents and any of the following three circumstances applies: (i) the majority of the executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements. Accordingly, the information contained in our public disclosure may be different from the information you receive from other public companies.

New and amended standards and interpretations

IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7. These amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.